NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wendy's Co

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

1. According to the proponent and leading asset owners, Wendy’s failed to adequately respond to a majority vote shareholder resolution on the protection of workers in its food supply chain 1. Wendy’s has a longstanding troubling record on oversight of risks related to human rights and worker protections in its food supply chain, including its failure to join the Fair Food Program (FFP) 1. Additional independent oversight is warranted – the disproportionate influence of Nelson Peltz and Trian Partners of Board leadership positions, overlong tenure of key directors, and multiple, often longstanding, outside business relationships between directors diminish the current board’s independence. Vote AGAINST: Chairman Nelson Peltz Senior Vice Chairman Peter May Vice Chairman Matthew Peltz Chair of Nominating and Corporate Governance Committee Peter Rothschild

The Resolved Clause further stated that the report should include: • “Whether Wendy’s requires its food suppliers to implement COVID - 19 worker safety protocols (“Protocols”), and, if so, the content of the Protocols, as well as the section(s) of Wendy’s Quality Assurance audit instrument relating to the Protocols and/or the Code’s Human Rights and Labor Practices Expectations (“Expectations”); • The number of times Wendy’s has suspended one of its meat or produce suppliers (“Suppliers”) for failing to meet Expectations and/or Protocols; • A list of all third - party auditors approved by Wendy’s to monitor adherence to Expectations and/or Protocols, the total number of Supplier locations, how often Wendy’s requires third - party audits on - site at each Supplier location for adherence with Expectations and/or Protocols, and the number of Supplier locations so audited in the last year including the number of Supplier workers personally interviewed at each location; • Whether Wendy’s ensures Suppliers’ workers have access to a third - party grievance mechanism, with the authority to order a remedy, for reporting violations of Expectations and/or Protocols, and, if so, the required procedures, number of grievances filed by Suppliers’ employees in the last year, and outcomes of all such grievances.” For consideration at its 2021 annual meeting, Wendy’s shareholders filed a comprehensive and specific request for disclosure relating to the protection of workers in the company’s food supply chain The Franciscan Sisters of Allegany, NY, filed a resolution on the protection of workers in Wendy’s food supply chain. The Resolved Clause of the proposal stated: “Shareholders request the Board issue a report, at reasonable cost and omitting proprietary information, addressing Wendy’s Supplier Code of Conduct and the extent to which Wendy’s Quality Assurance audits and third - party reviews effectively protect workers in its food supply chain from human rights violations, including harms associated with COVID - 19.” 3 | Boardroom Accountability at The Wendy’s Company Sources: Wendy’s Proxy Statement, 2021

In 2021, 95% of Wendy’s shareholders voted in favor of the report on the protection of workers in its food supply chain Wendy’s Board initially opposed the inclusion of the proposal on its proxy statement, stating in a No Action request to the SEC, which the SEC ultimately rejected: “[W]e believe that the Company’s day - to - day operations of running a quick - service hamburger concept are far removed from any underlying policy consideration of the protection of human rights and worker safety of the country’s meat and produce Suppliers” After informing the proponent it would recommend a vote against the proposal, the Board changed course to recommended a “vote for” the proposal in its proxy statement, stating: “The Code [of Conduct for Suppliers to Wendy’s], together with the Company’s other policies, procedures and public disclosures, reflects our commitment to the protection of workers in our supply chain…” BlackRock (8.7%) “We believe it is in the best interests of shareholders to have access to greater disclosure on this issue.” Neuberger Berman Group (0.2%) “Given allegations of unsafe working conditions against many of the company’s suppliers during the pandemic, we are encouraged by management’s willingness to provide additional reporting.” BMO Global Asset Management (<.1%) “The company faces risks related to human rights in its global operations. Good practice includes developing a clear code of practice, along with monitoring and effective disclosure to ensure that those risks are managed effectively and communicated to shareholders.”

Wendy's failed to engage with the shareholder proponents regarding the implementation of the proposal and the company's oversight of human rights risks in its food supply chain

In March 2022, IASJ, as the proponent’s representative, and the Coalition of Immokalee Workers, a farmworker human rights organization that has received a Presidential Medal for the Fair Food Program, published an Investor Advisory that found Wendy’s Report fell short in three key ways: 1. No disclosure provided: On three key elements the Report failed to make specific disclosures requested in the resolved clause 2. Non - responsive disclosures: Certain disclosures it does make do not meaningfully or adequately respond to the requests made by shareholders in the resolved clause 3. Disclosures that were responsive but concerning: The Report reaffirms that Wendy’s continues to disregard human rights risks in its food supply chain that investors have repeatedly raised with the Company Wendy's People & Ethics Report, released in December 2021, failed to adequately address core elements of the proposal’s resolved clause Crucially, the Report also fails to respond to shareholders’ general concerns regarding human rights risks by ignoring the explosion of modern day slavery cases in agriculture announced by U.S. law enforcement agencies between Wendy’s 2021 Annual Meeting and the publication of the Report. This failure demonstrates the Wendy’s Board’s lack of responsiveness to concerns of shareholders as well as a failure to adequately oversee human rights risks in its food supply chain.

Wendy’s People & Ethics Report ignores three key disclosures specifically requested in the resolved clause of the proposal In the Investor Advisory, published by IASJ and CIW in March 2022, Wendy’s People & Ethics Report was assessed against the specific disclosures requested in the proposal.

Disclosures were non - responsive to other core elements requested in the resolved clause

Two responses provide concerning evidence that Wendy’s has insufficient oversight of safety risks in its food supply chain According to the Investor Advisory, the absence of suspensions — together with the Report’s disclosure that Wendy’s first - party hotline received no reports “of any supplier worker safety or other ethics concerns” — suggests that the Company’s systems are not channeling meaningful information to it concerning its suppliers in the high - risk agricultural sector.

Wendy’s provided specific and adequate disclosure to one of the areas requested by the proposal

Wendy’s failure to adequately implement a majority vote shareholder proposal is at odds with major investor proxy voting standards and corporate governance best practices

Wendy’s People & Ethics report fails to address either the multiple forced labor prosecutions in agriculture filed by US law enforcement enforcement agencies since May 2021 , or any potential connection between Wendy’s food supply chain and two Mexican tomato farms subject to an October 2021 import ban by US Customs and Border Protection (CBP) due to forced labor. This is information the Company should have publicly disclosed to shareholders in light of the fact that tomatoes from the Mexican farms subject to the CBP ban had been previously imported to the US by Mastronardi Produce, a reported Wendy’s Supplier. Wendy’s Report is unacceptably silent on the increase in modern day slavery cases in agriculture that occurred between the May 2021 annual meeting and the Report’s December 2021 publication If Wendy’s did source tomatoes in the past from a Supplier implicated in the federal import ban, it is highly non - responsive not to have disclosed that information to shareholders who overwhelmingly approved the resolution seeking disclosures concerning the effectiveness of human rights protections in Wendy’s food supply chain. If Wendy’s did not source tomatoes from any Mastronardi - related farm connected either to forced labor or other documented labor law violations, the Report should have disclosed that information instead.

Dear Mr. Peltz, We, the undersigned city comptroller and state treasurers, welcomed the near - unanimous vote, at Wendy’s 2021 Annual Meeting, in support of the shareholder resolution… on the protection of the human rights of workers in the company’s food supply chain… [Wendy’s People and Ethics] Report is non - responsive to multiple elements of the Resolution’s Resolved Clause and silent regarding more recent reports of human rights abuses with potential connections to the company’s supply chain, which present material risks – reputational, compliance, business continuity, and human capital management – to the company and its shareholders… Leading asset owners raised concerns about Wendy’s non - responsiveness to shareholders and oversight of human rights risks in March 2022 letter to Chairman Nelson Peltz We concur with many of the criticisms of the Report set forth in an investor advisory published by the proponent, in particular the following: 1. The Report’s failure to disclose critical information explicitly sought by the Resolution’s Resolved Clause… 2. The Report’s admission that Wendy’s “did not institute any new requirements specific to COVID - 19” to protect farmworkers in its supply chain from a deadly pandemic that disproportionately harms Brown and Black workers. 3. The Report’s silence as to whether there is any connection between Wendy’s supply chain and two Mexican tomato farms subject to an October 2021 import ban issued by U.S. Customs and Border Protection (CBP) due to indications of forced labor , despite news reports that tomatoes from those farms were imported into the United States by Mastronardi Product, a reported Wendy’s supplier… The Company’s failure to issue a report that was responsive to the Resolution, or to respond to the proponent’s request for a dialogue on the Resolution following its approval by more than 95% of Wendy’s shares voted, raises questions about the Company’s governance and oversight over these issues. We will take this non - responsiveness into consideration when voting our proxies in 2022. Signed, Zach Conine , Nevada State Treasurer Sarah A. Godlewski , Wisconsin State Treasurer Brad Lander, New York City Comptroller Michael W. Frerichs , Illinois State Treasurer Deborah B. Goldberg, Massachusetts Treasurer and Receiver - General Tobias Read, Oregon State Treasurer

Wendy’s is the only major US fast food chain not in the Fair Food Program. Restaurants like McDonald’s, Chipotle, YUM! Brands, Burger King, and Subway have participated in the FFP for years. As set forth in the IASJ/CIW Investor Advisory at length, to the limited extent Wendy’s Report does provide information relevant to certain aspects of the Resolved Clause, that information demonstrates that Wendy’s approach to human rights in its food supply chain is ineffective and pales in comparison to the FFP. Considering the nominal cost to signatories, additional cost incurred by joining the FFP should not be a barrier for Wendy’s. In 2011, the Coalition of Immokalee Workers created the “gold standard” for protecting farmworkers' human rights in food retailer supply chains: the Presidential Medal - winning Fair Food Program (FFP). The FFP is lauded by government authorities, ranging from the White House to the United Nations to US federal law enforcement agencies, as well as academics and investors as unmatched in its ability to address and prevent risks of modern slavery, sexual assault, and other serious human rights abuses. The FFP requires — and enforces — mandatory COVID - 19 safety protocols on all FFP participating farms, as well as protections against heat stress and other health and safety risks. Unlike its major peers, Wendy's has long failed to join the Fair Food Program , the "gold standard" for protecting farmworker human rights

Wendy’s total shareholder return lags fast food peers that participate in the Fair Food Program

16 | Boardroom Accountability at The Wendy’s Company Wendy’s position on the Fair Food Program is tautological and misconstrues the nature of the FFP • The foundation of the FFP is the commitment of large retailer buyers to purchase from FFP farms, which is what incentivizes farms to join the FFP in the first place • If Wendy’s were committed to minimizing human rights risks in its supply chain, it could buy from the farms that best protect farmworkers — current Fair Food Program farms — and join the FFP • Alternatively, if Wendy’s wishes to continue buying from its current suppliers, it could simply condition its purchases on FFP participation by those growers — which is what its peers did to bring the FFP into existence in the first place In explaining its failure to participate in the Fair Food Program, Wendy’s has stated that it: “does not participate in the Fair Food Program because there is no nexus between the program and our supply chain.” Wendy’s position misconstrues the nature of the FFP: Source: IASJ and CIW Investor Advisory, March 2022; press reports

Additional independent oversight and board refreshment is required to address governance concerns and human rights risks at Wendy’s 17 | Boardroom Accountability at The Wendy’s Company 1. Nine of the ten non - executive board members that are due to be re - elected at the 2022 annual meeting have current or former business associations with Trian and/or Nelson Peltz. 2. Four directors, all current or former Trian associates, have tenure of at least 12 years, with three serving on the boards of Wendy’s and Wendy’s predecessor companies for more than 25 years 3. Wendy’s Board leadership is entirely dominated by current Trian principals, and the Board does not appear to have a well - defined Lead Independent Director position. The newly appointed Vice - Chair is Nelson Peltz’s son Matthew. 4. Trian principals chair four of the Board’s seven committees – the remaining three are chaired by former Trian associates. 5. Trian principals make up a majority of the membership of the Corporate Social Responsibility Committee – the committee responsible for human rights risks and related shareholder proposals . This committee has been chaired by Nelson Peltz since 2008

Trian and its founder Nelson Peltz control ~19% of Wendy’s shares , and current Trian principals have three positions on the Board

Four additional directors have prior business relationships with Trian and Trian investee companies

Two directors have had overlapping board service or other business associations with Nelson Peltz The Peltz family connection with Kristin Dolan and the Madison Square Garden board is particularly concerning. After Peltz was added to the MSG Co. Board in 2015, and Kristin Dolan was added to the Wendy’s Board in 2017, the MSG Board approved a deal to become a minority investor in Diesel Peltz’s start up, InSite Applications. Diesel Peltz is Nelson Peltz’s son, who was 24 at the time. Director Wendy’s Board Role Tenure Connection to Nelson Peltz Kristin Dolan Board member Director since 2017 Director of MSG Board with Peltz (2015 - 2021) Michelle Mathews - Spradlin Board member Director since 2015 Director of Jacana Holdings, a cannabis company. According to Jacana’s CEO, between 2018 and 2020 Jacana partnered with Aurora Cannabis to build a “retail cannabis experience in Jamaica.” Peltz served as Strategic Advisor to Aurora 2019 - 2020

21 | Boardroom Accountability at The Wendy’s Company Directors with current and former links to Trian dominate Board leadership, limiting independent board oversight Key leadership positions: Chair: Nelson Peltz , Trian Partner, since 1993 Senior Vice Chair: Peter May , Trian Partner, position created in 2021 (Vice Chair 2007 - 2021) Vice Chair: Matthew Peltz , Trian Partner (and Nelson Peltz’s son), since 2021 Neither Nelson nor Matthew Peltz are considered independent directors by the company. While Senior Vice Chair Peter May receives an “independent” designation, his long tenure and role as Founding Partner of Trian diminishes independence The 2022 proxy statement indicates Peter Rothschild presides over executive sessions of the board, but the board does not appear to have a defined Lead Independent Director position. Key Committees are chaired by longtime Trian associates: • Nominating and Corporate Governance: Peter Rothschild • Compensation: Peter Rothschild • Audit: Arthur Winkleblack All other committees are chaired by Trian principals: • Executive: Nelson Peltz • CSR: Nelson Peltz • Capital & Investment: Peter May • Technology: Peter May Source: Wendy’s 2022 Proxy statement

22 | Boardroom Accountability at The Wendy’s Company The Corporate Social Responsibility Committee – responsible for overseeing human rights risks in Wendy’s food supply chain and related shareholder proposals – is dominated by Trian principals The CSR Committee was formed in January 2008, and has been chaired by Nelson Peltz since then. According to the company’s 2022 proxy, the CSR Committee: “...assists the Board in reviewing and overseeing the Company’s corporate social responsibility (“CSR”) strategic initiatives, including environmental, social and governance (“ESG”) matters, community involvement and outreach initiatives and philanthropic endeavors.” According to its Charter, the Committee shall: “Review and, as appropriate, provide recommendations to the Board on CSR - related proposals to be considered at stockholder meetings.” CSR Committee member Connection to Trian/ Nelson Peltz Nelson Peltz (Chair) CEO, Founding Partner of Trian Peter May President, Founding Partner of Trian Matthew Peltz Trian Partner Son of Nelson Peltz Kenneth Gilbert Prior business relationship with Trian Michelle Mathews - Spradlin Prior business association with Nelson Peltz Source: Wendy’s 2022 Proxy statement

Corporate Governance Committee should be held accountable for failure to adequately respond to majority vote shareholder proposal AND board composition 23 | Boardroom Accountability at The Wendy’s Company In that time, the Wendy’s Board has nominated six of its currently serving non - executive directors: ● Matthew Peltz ● Michelle Mathews - Spradlin ● Arthur Winkleblack ● Kenneth Gilbert ● Kristin Dolan ● Richard Gomez Of these, only two had no apparent outside business or familial relationship with Nelson Peltz and/or Trian companies at the time of joining the Board, and one of those two has subsequently had an outside business association with Nelson Peltz. Peter Rothschild has been a member of the Nominating and Corporate Governance Committee since at least 2011, and has served as its chair since May 2016. Sources: Wendy’s 2022, 2017, and 2011 proxy statements

The Board has long approved excessive perquisites for Chairman Nelson Peltz 24 | Boardroom Accountability at The Wendy’s Company In 2021, Chairman Nelson Peltz was reimbursed $500,000 by Wendy’s for “a portion of his security - related expenses.” These expenses have been borne by Wendy’s for more than a decade. Year Security - related compensation 2021 $500,000 2020 $500,000 2019 $500,000 2018 $499,991 2017 $500,000 2016 $500,000 2015 $482,871 2014 $723,453 2013 $690,183 2012 $657,514 2011 $638,911 2010 $444,119 The Compensation Committee approved these expenses due to “concerns arising from outside activity by groups averse and hostile to various practices of the Company and that is directed at Mr. Peltz as a result of his role and profile at the Company.” The Compensation Committee is also chaired by Peter Rothschild Sources: Wendy’s proxy statements, 2011 - 2022

Endnotes 25 | Boardroom Accountability at The Wendy’s Company Slide 2 ● The Wendy’s Company, Board of Directors, last access April 5, 2022, https:// www.irwendys.com / esg /governance/ default.aspx Slide 3 ● The Wendy’s Company proxy statement, 2021, https:// www.sec.gov /Archives/ edgar /data/30697/000119312521103996/d73915ddef14a.htm Slide 4 ● The Wendy’s Company proxy statement, 2021, https:// www.sec.gov /Archives/ edgar /data/30697/000119312521103996/d73915ddef14a.htm ● The Wendy’s Company, No - Action Relief, January 8, 2021, https:// www.sec.gov /divisions/ corpfin / cf - noaction /14a - 8/2021/fsanwendys010821 - 14a8 - incoming.pdf ● Correspondence on file with IASJ ● Proxy Insight data downloaded March 24, 2022 Slide 5 ● Investor Advocates for Social Justice, Wendy’s 2021 Shareholder Proposal, December 9, 2020, https:// iasj.org /wp - content/uploads/Wendys - 2021 - Shareholder - Proposal - Protecting - Essential - Food - Chain - Workers - Rights - During - COVID - 19 - FINAL.docx.pdf ● The Wendy’s Company, No - Action Relief, January 8, 2021, https:// www.sec.gov /divisions/ corpfin / cf - noaction /14a - 8/2021/fsanwendys010821 - 14a8 - incoming.pdf ● Correspondence on file with IASJ ● Shareholder proposal no - action responses, https:// www.sec.gov /divisions/ corpfin / cf - noaction /14a - 8/shareholder - proposal - no - action - responses - 2020 - 2021.htm ● The Wendy’s Company proxy statement, 2021, https:// www.sec.gov /Archives/ edgar /data/30697/000119312521103996/d73915ddef14a.htm ● Interfaith Center on Corporate Responsibility, “Investor letter encouraging Wendy's to join the Fair Food Program,” April 7, 202 1, https:// www.iccr.org /sites/default/files/ resources_attachments /investor_sign - on_letter_to_wendys_2021.pdf ● The Wendy’s Company, Filing on 8 - k, May 19, 2021, https:// www.sec.gov / ix?doc =/Archives/ edgar /data/30697/000119312521166712/d147454d8k.htm ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf ● The Wendy’s Company, People & Ethics Report, 2021, https://s1.q4cdn.com/202642389/files/ doc_downloads /report - and - resources/Wendys - People - Ethics - Designed - 12.3.21.pdf

Endnotes 26 | Boardroom Accountability at The Wendy’s Company Slide 6 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 7 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 8 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https://ciw - online.org/wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 9 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 10 ● The Wendy’s Company People & Ethics Report, 2021 https://s1.q4cdn.com/202642389/files/ doc_downloads /report - and - resources/Wendys - People - Ethics - Designed - 12.3.21.pdf ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 11 ● BlackRock, https:// www.blackrock.com /corporate/literature/fact - sheet/blk - responsible - investment - guidelines - us.pdf ● Vanguard, https:// corporate.vanguard.com /content/dam/ corp /advocate/investment - stewardship/pdf/policies - and - reports/ US_Proxy_Voting.pdf ● State Street, https:// www.ssga.com /library - content/pdfs/ ic /proxy - voting - and - engagement - guidelines - us - canada.pdf ● Institutional Shareholder Services, https:// www.issgovernance.com /file/policy/active/ americas /US - Voting - Guidelines.pdf ● Council of Institutional Investors, https:// www.cii.org / corp_gov_policies

Endnotes 27 | Boardroom Accountability at The Wendy’s Company Slide 12 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 13 ● For the Long Term, “Wendy’s investor letter,” March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220309 - Wendys - Investor - Letter - Final.pdf ● Investor Advocates for Social Justice press release, March 9, 2022, https:// iasj.org /investors - and - farmworkers - call - for - accountability - at - wendys / Slide 14 ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https://ciw - online.org/wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf ● Coalition of Immokalee Workers, Campaign for Fair Food, https:// ciw - online.org /campaign - for - fair - food/ Slide 15 ● Data compiled from Sentieo Slide 16 ● Wilkine Brutus, “Farmworkers marched through Palm Beach, urging Wendy's chairman to end 'modern - day slavery' on farms,” WLRN, April 4, 2022, https:// www.wlrn.org /news/2022 - 04 - 04/farmworkers - marched - through - palm - beach - urging - wendys - chairman - to - end - modern - day - slavery - on - farms ● Investor Advocates for Social Justice and Coalition of Immokalee Workers, Investor Advisory, March 9, 2022, https:// ciw - online.org /wp - content/uploads/20220308 - Shareable - Digital - FFP - Advisory - and - Appendix - 1.pdf Slide 17 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/ doc_financials /2021/ ar /2022 - Bookmarked - Proxy - Statement.pdf Slide 18 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/ doc_financials /2021/ ar /2022 - Bookmarked - Proxy - Statement.pdf

Endnotes 28 | Boardroom Accountability at The Wendy’s Company Slide 19 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/doc_financials/2021/ar/2022 - Bookmarked - Proxy - Statement.pdf ; ● Reuters, “Deerfield Triarc Capital to purchase Deerfield & Company,” April 20, 2007, https:// www.reuters.com /article/idUSIN20070420080221DFR20070420 ● Deerfield Triarc Capital Corp. Prospectus, p. 108, December 8, 2005, https:// www.sec.gov /Archives/ edgar /data/1313918/000095011705004675/a40504.htm ● Trian Filing on 14 - a at Dupont, 2015, https://www.sec.gov/Archives/edgar/data/0001345471/000093041315001383/c80550_defc14a.htm ; ● Trian Partners, https:// trianpartners.com /portfolio - client/ heinz / ● Trian Acquisition I Corp., Filing on 10 - K, p. 72 - 73, 2009, https://www.sec.gov/Archives/edgar/data/0001415581/000134547109000186/spac10k.htm ; John Deighton, “How Snapple got its juice back,” Harvard Business Review, January 2002, https://hbr.org/2002/01/how - snapple - got - its - juice - back ● Lisa Baertlein , “Peltz to seek control of Wendy's board,” Reuters, February 11, 2008, https://www.reuters.com/article/us - wendys - peltz/peltz - to - seek - control - of - wendys - board - idUSWNAS037020080211 ; Forbes, “Peltz wants bigger bite of Wendy's,” February 11, 2008, https:// www.forbes.com /2008/02/11/wendys - trian - peltz - markets - equity - cx_lal_0211markets23.html?sh=232828f82439 ● Trian Partners press release, January 16, 2015, https:// trianpartners.com /wp - content/uploads/2016/08/Trian - Advisory - Partners - Press - Release - 1 - 16 - 15.pdf Slide 20 ● The Madison Square Garden Company, Filing on Form 14 - A, 2021, https://www.sec.gov/Archives/edgar/data/0001469372/000119312514383672/d809331ddef14a.htm ● Alexandra Chong, “The future has never been greener for Jamaican cannabis,” Medium, June 3, 2020, https:// medium.com /@ alexandracchong /the - future - has - never - been - greener - for - jamaican - cannabis - 6cf494db4a91; Carly Minsky, “Cannabis queen takes on big pharma,” Sifted, March 8, 2019, https://sifted.eu/articles/cannabis - queen - takes - on - big - pharma - jacana/ ; Thomas Franck, “Aurora Cannabis pops nearly 14% after billionaire activist investor Nelson Peltz joins as an advisor,” CNBC, Mar ch 13, 2019, https://www.cnbc.com/2019/03/13/aurora - cannabis - shares - surge - after - hiring - billionaire - activist - investor - nelson - peltz - as - an - advisor.html ; Reuters, “Billionaire investor Peltz steps down as adviser at pot producer Aurora,” September 28, 2020, https:// www.reuters.com /article/us - aurora - cannabis - nelson - peltz /billionaire - investor - peltz - steps - down - as - adviser - at - pot - producer - aurora - idUSKBN26J2GO ● Kinsey Grant, “Peltz son attracts major entertainment investors for startup,” The Street, June 15, 2017, https:// www.thestreet.com /investing/stocks/peltz - son - attracts - major - entertainment - investors - for - startup - 14181129

Endnotes 29 | Boardroom Accountability at The Wendy’s Company Slide 21 ● The Wendy’s Company proxy statement, 2022, https:// www.sec.gov /Archives/ edgar /data/30697/000119312522091857/d246453ddef14a.htm ● Wendy’s Corporate Governance Guidelines, https:// www.irwendys.com / esg /governance/corporate - governance - guidelines/ default.aspx Slide 22 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/ doc_financials /2021/ ar /2022 - Bookmarked - Proxy - Statement.pdf ● Senteio , The Wendy’s Company proxy statement, 2009, https:// app.sentieo.com /# docsearch?doc_id =507a2e9a3edfd4182a00899e&search_id=fbac0b - 4b9d3d - 17f77d&filters= true&initial = true&id =4&cst=true Slide 23 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/ doc_financials /2021/ ar /2022 - Bookmarked - Proxy - Statement.pdf ● The Wendy’s Company proxy statement, 2017, https:// www.sec.gov /Archives/ edgar /data/30697/000119312517120091/d333454ddef14a.htm ● Wendy’s/Arby’s Group, Inc. proxy statement, 2011, https:// www.sec.gov /Archives/ edgar /data/30697/000119312511092193/ddef14a.htm Slide 24 ● The Wendy’s Company proxy statement, 2022, https://s1.q4cdn.com/202642389/files/ doc_financials /2021/ ar /2022 - Bookmarked - Proxy - Statement.pdf ● The Wendy’s Company proxy statement , 2021, https:// www.sec.gov /Archives/ edgar /data/30697/000119312521103996/d73915ddef14a.htm#toc73915_80 ● The Wendy’s Company proxy statement, 2020, https://s1.q4cdn.com/202642389/files/ doc_financials /annual/2019/91806 - Wendys - Bookmarked - NPS.pdf ● The Wendy’s Company proxy statement, 2019, https://s1.q4cdn.com/202642389/files/ doc_financials /annual/2018/WEN - Bookmarked - Proxy_2019.pdf ● The Wendy’s Company proxy statement, 2018, https://s1.q4cdn.com/202642389/files/ doc_financials /annual/2017/Wendys_Bookmarked__Proxy_Statement_2018.pdf ● Review of Wendy’s Company proxy statement filings, 2008 - 2022